SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File No.

Cincinnati Financial Corporation

Tax-Qualified Savings Plan

(Full title of plan and the address of the plan,

if different from that of the issuer named below)

Cincinnati Financial Corporation

6200 South Gilmore Road

Fairfield, OH  45014

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.

The information required by Items 1-3 is not required.  See Item 4 below.

Item 4.

The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA.  In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

Consent of Independent Registered Accounting Firm

Financial statements for the years ended December 31, 2006 and 2005 and supplemental schedule as of December 31, 2006.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation Tax-Qualified Savings Plan (Name of Plan)

DATE: June 21, 2007	/s/ Gregory J. Ziegler Gregory J. Ziegler Vice President - Personnel

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-49981 on Form S-8 of our report dated June 15, 2007, appearing in this Annual Report on Form 11-K of Cincinnati Financial Corporation Tax-Qualified Savings Plan for the year ended December 31, 2006.

/s/Deloitte & Touche LLP

Cincinnati, OH

June 21, 2007

Cincinnati Financial Corporation Tax-Qualified Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

2

Statements of Changes in Net Assets Available for Benefits for the

Years Ended December 31, 2006 and 2005

3

Notes to Financial Statements as of and for the Years Ended December 31, 2006 and 2005

4-6

SUPPLEMENTAL SCHEDULE—

7

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

as of December 31, 2006

8

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Cincinnati Financial Corporation, and to the Participants of the Cincinnati Financial Corporation Tax-Qualified Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of  assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
Cincinnati, Ohio

June 15, 2007

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Participant-directed investments (at fair value)	$ 62,758,250	$ 51,004,606
Accrued interest and dividends receivable	68,793	65,557

NET ASSETS AVAILABLE FOR BENEFITS	$ 62,827,043	$ 51,070,163

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Contributions (including rollovers of $590,964
and $308,888 in 2006 and 2005, respectively)	$ 8,153,226	$ 7,000,195

Investment Income:
Net appreciation in fair value of investments	1,514,790	1,637,969
Interest and dividend income	3,599,699	1,762,368

Total investment income	5,114,489	3,400,337

DEDUCTIONS:
Benefits paid to participants	1,510,835	979,345

INCREASE IN NET ASSETS	11,756,880	9,421,187

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	51,070,163	41,648,976

End of year	$ 62,827,043	$ 51,070,163

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.

DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Cincinnati Financial Corporation (the “Company”) who have attained age 21. Fifth Third Bank (the “Trustee”) serves as the trustee of the Plan. Effective December 3, 2004, Fifth Third Bank outsourced the Plan’s recordkeeping function to FASCore. The Plan commenced January 1, 1996 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Each year, participants may contribute up to 25 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. There is no Company match on participant contributions to the Plan. Participants may also contribute amounts representing distributions from the other qualified defined benefit or defined contribution plans (“Rollover”).

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings; and charged with withdrawals and allocations of Plan losses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account balance and bear interest rates equal to the prime rate plus one percent. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

Payment of Benefits—The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s mutual funds are valued based on quoted market prices. The Plan’s other investments are valued by the fund manager, the Trustee, based upon the fair value of the funds’ underlying investments. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Trustee fees and other expenses of the Plan are paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 at both December 31, 2006 and 2005.

3.

INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net asset available for benefits as of December 31, 2006 and 2005, are as follows:

		2006	2005

	Dodge & Cox Stock Fund	$ 10,759,193	$ 6,381,865
*	Cincinnati Financial Corporation Stock Fund	9,474,692	9,241,631
*	Fifth Third Quality Growth Fund	8,360,182	8,667,937
*	Fifth Third Mid Cap Growth Fund	6,738,436	6,743,562
*	Fifth Third International Equity Fund	3,675,850	2,217,482
*	Fifth Third Balanced Fund	3,549,986	3,705,434

*	Party-in-interest

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Mutual funds	$ 1,457,556	$ 1,477,041
Common stock	57,234	160,928

Net appreciation of investments	$ 1,514,790	$ 1,637,969

4.

RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 206,847 and 202,736 shares, respectively, of common stock of Cincinnati Financial Corporation, the sponsoring employer, with a cost basis of $7,554,466 and $7,142,779, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $269,655 and $233,938, respectively.

5.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

6.

FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (the “IRS”), dated November 19, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (the “IRC”). The Plan itself has not received a determination letter from the IRS. The Plan has been amended since the Trustee received the opinion letter; however, the Company believes the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Fair
Identity of Issuer	Description of Asset	Value

*Fifth Third Funds	Fifth Third Mid Cap Growth Fund	$ 6,738,436
*Fifth Third Funds	Fifth Third Quality Growth Fund	8,360,182
*Fifth Third Funds	Fifth Third Balanced Fund	3,549,986
*Fifth Third Funds	Fifth Third Bond Fund	1,890,258
*Fifth Third Funds	Fifth Third International Equity Fund	3,675,850
*Fifth Third Funds	Fifth Third US Government Bond Fund	1,260,420
*Fifth Third Funds	Fifth Third Stable Value Fund	2,516,252
*Fifth Third Funds	Fifth Third Technology Fund	776,280
*Fifth Third Funds	Fifth Third Equity Index Fund	1,455,739
Dodge & Cox	Dodge & Cox Stock Fund	10,759,193
Dreyfus	Small Cap Stock Index Fund	973,057
Goldman Sachs	Core Fixed Fund	1,192,175
Federated	Mid Cap Index Fund	1,220,691
Royce	Premier Fund	2,500,456
Touchstone	Mid Cap Growth Fund	1,415,662
Allianz	Small Cap Value Fund	2,707,273
Allianz	Renaissance Fund	1,224,111
*Cincinnati Financial Corporation	Common stock and money market funds	9,474,692
*Participant Loans	Interest rates ranging from 5.0% to 9.25%	1,067,537
	(maturities through September 2033)

		$ 62,758,250

*Party-in-interest.
**Cost information is not required for participant-directed investments and, therefore, is not included.